Giovanni Caruso
of Loeb & Loeb LLP

345 Park Avenue	Direct	212.407.4866
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

VIA EDGAR

February 19, 2013

Mr. Andrew D. Mew Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	AutoChina International Limited Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 5, 2012 File No. 001-34477

Dear Mr. Mew:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we acknowledge receipt of the letter from the Staff dated February 4, 2013 regarding the Company’s Annual Report on Form 20-F (the “2011 Annual Report”) and addressed to Mr. Jason Wang (the “Staff’s Letter”).

Due to various factors, including the limited availability of the Company’s legal and accounting advisors during the Chinese New Year holiday season, the Company will need additional time to respond to the comments in the Staff’s Letter. Therefore, we hereby request that the Company have until March 4, 2013 to file a response to the Staff’s Letter.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP